SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                             (Amendment No. 2)

                 Under the Securities Exchange Act of 1934


                       RIVIERA HOLDINGS CORPORATION
                       ----------------------------
                              (Name of Issuer)


                   Common Stock, par value $.001 per share
                   ---------------------------------------
                       (Title of Class of Securities)


                                 769627100
                               --------------
                               (CUSIP Number)


                            Mr. Allen E. Paulson
                            Del Mar Country Club
                            6001 Clubhouse Drive
                     Rancho Santa Fe, California 92067
                                (619) 759-5990
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              with a copy to:

                          Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                            300 S. Grand Avenue
                       Los Angeles, California  90071
                               (213) 687-5070


                              September 22, 1997
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
                                                                   ( )
     Check the following box if a fee is being paid with this
     Statement:
                                                                   ( )




     CUSIP No. 769627100            13D

     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
          Allen E. Paulson
     ------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)  ( )

          Not applicable                          (a)  ( )
     ------------------------------------------------------------------
     (3)  SEC USE ONLY

     ------------------------------------------------------------------
     (4)  SOURCE OF FUNDS

          Not Applicable
     ------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          Not applicable.                                    ( )
     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
     ------------------------------------------------------------------
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :       463,655
                                        :------------------------------
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
      PERSON WITH                       :        0
                                        :------------------------------
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :       463,655
                                        :------------------------------
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                        :        0
     ------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON:

                463,655
     ------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                 ( )

     ------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               9.4%
     ------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON

          IN
     ------------------------------------------------------------------




                        RIVIERA HOLDINGS CORPORATION

                                SCHEDULE 13D

               This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") dated May 7, 1997, relating to the shares of common stock (the "Common Stock"), par value $.001 per share, of Riviera Holdings Corporation, a Nevada corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

               Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such exhibits.

     ITEM 4.   PURPOSE OF TRANSACTION

               Item 4 is amended and supplemented as follows:

               R&E Gaming Corp., a Delaware corporation wholly owned by the Reporting Person ("Gaming"), Riviera Acquisition Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Gaming ("RAS"), and the Company, entered into an Agreement and Plan of Merger, dated as of September 15, 1997 (the "Merger Agreement"), pursuant to which RAS would be merged with and into the Company (the "Merger"). The Merger is subject to a number of conditions, including but not limited to, shareholder approval and the receipt of regulatory approvals including, all necessary gaming approvals. Upon consummation of the Merger, each share of Common Stock issued and outstanding would be converted into the right to receive $15.00 in cash per share, plus an amount equal to the daily portion of the accrual on $15.00 at 7% compounded annually from June 1, 1997 to the effective date of the Merger, and the Company would be wholly owned by Gaming. The Merger Agreement is incorporated herein by reference and attached hereto as Exhibit A.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Item 6 is amended and supplemented as follows:

               On September 15, 1997 Gaming, RAS and the Company entered into the Merger Agreement. See Item 4 herein and Exhibit A hereto.

               In connection with the execution of the Merger Agreement, Gaming entered into an Option and Voting Agreement, dated as of September 15, 1997 (the "Option Agreement"), by and among Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens, Waterfall"), Keyport Life Insurance ("Keyport") and SunAmerica Life Insurance Company ("SunAmerica" and, together with Morgens, Waterfall and Keyport, the "Option Sellers"), pursuant to which Gaming was granted an option to purchase all of the shares of Common Stock held by each of the Option Sellers (the "Option"), totalling approximately 56% of the Common Stock issued and outstanding, at a price of $15.00 in cash per share plus an amount equal to the daily portion of the accrual on $15.00 at 7% compounded annually from June 1, 1997 to the effective date of the Merger. Exercise of the Option is subject to the satisfaction of certain conditions, including the receipt of all necessary gaming approvals.

                 On September 22, 1997, the Reporting Person delivered shares of Common Stock pursuant to a Pledge Agreement, dated as of September 18, 1997 (the "Pledge Agreement"), made by the Reporting Person in favor of Madeleine L.L.C., a New York limited liability company ("Madeleine"), which provides for, among other things, the pledge to Madeleine of, and the grant to Madeleine of a security interest in, 463,655 shares of Common Stock (the "Pledge") as security for a term loan made by Madeleine to the Reporting Person.

               The Merger Agreement, the Option Agreement and the
     Pledge Agreement are incorporated herein by reference and a copy of each is attached hereto as Exhibit A, B and C, respectively.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is amended and supplemented as follows:

               Exhibit A.     Agreement and Plan of Merger, dated as
                              of September 15, 1997, by and among R&E
                              Gaming Corp., Riviera Acquisition Sub,
                              Inc. and Riviera Holdings Corporation.

               Exhibit B.     Option and Voting Agreement, dated as of
                              September 15, 1997, by and among R&E
                              Gaming Corp., Morgens, Waterfall,
                              Vintiadis & Company, Inc., Keyport Life
                              Insurance Company and SunAmerica Life
                              Insurance Company

               Exhibit C.     Pledge Agreement, dated as of September
                              18, 1997, by the Reporting Person in
                              favor of the Lender.




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         September 24, 1997
                                         ----------------------
                                                 Date


                                         /s/ Allen E. Paulson
                                         ----------------------
                                                Signature

                                         Allen E. Paulson